EXHIBIT 99.1

POET Technologies to Participate at PIC International 2017

SAN JOSE, Calif., March 07, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronic fabrication processes for the semiconductor industry, today announced the Company’s participation at the PIC International Conference 2017 in Brussels, Belgium on March 7-8, 2017.

POET Technologies Senior Vice President, Dr. William S. Ring, is scheduled to lead a technical presentation at the conference on Tuesday, March 7, highlighting the value of integrated photonic solutions. The presentation slides used during the discussion will be made available on the Investor Relations section of the Company’s website at http://www.poet-technologies.com/presentations-and-events.html.

About PIC International Conference
The PIC (Photonic Integrated Circuits) International Conference is a two day event consisting of over 30 presentations that are grouped into five key themes and designed to provide timely, comprehensive coverage for participants across the photonics integrated circuits industry.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements include the Company’s beliefs with respect to the capability, functionality, performance and cost of the Company’s technology.  Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect.

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Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com